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                            May 31, 2023

       Jack Stover
       Chief Executive Officer
       NorthView Acquisition Corporation
       207 West 25th St, 9th Floor
       New York, NY 10001

                                                        Re: NorthView
Acquisition Corporation
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed May 11, 2023
                                                            File No. 333-269417

       Dear Jack Stover:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 21, 2023 letter.

       Amendment No. 1 to Form S-4 Filed May 11, 2023

       Cover Page

   1. We note your disclosure that the Exchange Ratio "will be equal to the value of a share of
                                                        Profusa Common Stock,
based on an equity valuation of Profusa of $155,000,000, divided by an assumed value of
NorthView Common Stock of $10.00 per share," and that the    Per
                                                        Share Merger
Consideration    means the number of NorthView Common Shares resulting
                                                        from the product of (x)
each share of Profusa Common Stock . . . multiplied by (y) the
                                                        Exchange Ratio." Please
amend your cover page to provide an estimated per share merger consideration as of a
recently practicable date.
 Jack Stover
FirstName
NorthViewLastNameJack     Stover
            Acquisition Corporation
Comapany
May        NameNorthView Acquisition Corporation
     31, 2023
May 31,
Page 2 2023 Page 2
FirstName LastName
Questions and Answers about the Business Combination, page xi

2. We note your response to comment 2, and your response to comment 5 that "subsequent to the filing of the initial Registration Statement, the Company experienced stockholder redemptions such that the impact of any interim redemption level does not appear to be material relative to the No Redemption and Maximum Redemption scenarios." Please amend your disclosure on your cover page, risk factors, and where appropriate throughout your filing, to disclose the percentage of stockholder redemptions relative to total shares outstanding as of the date of your filing.
3. We acknowledge your response to prior comment 3, which we reissue. Please expand your disclosure to address the material risks to public warrants holders arising from the differences between private and public warrants. Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants and clearly explain the steps, if any, the company would take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.
Q: What equity stake will current NorthView stockholders . . ., page xii

4. We note your disclosure in footnote 2 to the graphic at the top of page xiii that the equity ownership described in the table "[e]xcludes 1,040,000 Inducement Shares, because under this scenario they are expected to be forfeited by the Sponsor upon the closing of the
         Merger." Please amend your disclosure as appropriate throughout your filing to prominently disclose, as you describe on page 135, that the Sponsor will be required to forfeit the Inducement Shares to meet the minimum cash requirements. In this regard, it appears from your table that under the no redemption scenario, the Sponsor will be required to forfeit the Inducement Shares. As a related matter, in the graphic on the bottom of page xiii, you include a reference to footnote "(4)." We could not find this footnote. Please advise or revise.
Q: How will the level of redemptions by NorthView's stockholders . . .", page xiv

5. We note your response to comment 5, and your amended disclosure on page xiv showing the "trust value per share" to a non-redeeming public shareholder. Please amend your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders at each redemption level, taking into account not only the money in the trust account, but the post-transaction equity value of the combined company. Your disclosure should show the impact of certain equity issuances on the per share value of the shares, including the exercises of public and private warrants, and the issuance of any earn-out shares under each redemption scenario.
 Jack Stover
FirstName
NorthViewLastNameJack     Stover
            Acquisition Corporation
Comapany
May        NameNorthView Acquisition Corporation
     31, 2023
May 31,
Page 3 2023 Page 3
FirstName LastName
Q: Do I have redemption rights?, page xviii

6. We acknowledge your response to prior comment 8, which we reissue in part. Please revise to quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions, and identify any material resulting risks.
Summary of the Proxy Statement/Prospectus
Organizational Structure, page 8

7. Please amend your disclosure to provide a diagram of the post-business combination ownership structure of New Profusa, including ownership percentages of the relevant parties.
Risk Factors
Risks Related to Profusa
We expect the commercialization of the Lumee Oxygen Platform to generate . . ., page 30

8. You disclose that your "first offering is the Lumee Oxygen Platform, from which
         [you] expect to continue to derive nearly all [y]our commercial revenue in the near future." Please amend your disclosure to clarify what is meant by "the near future." Make conforming changes throughout your filing, including where you discuss "near term"
         revenue.
If we or our suppliers or distributors fail to comply . . ., page 42

9. You disclose that "our key component suppliers may not currently be or may not continue to be in compliance with applicable regulatory requirements." Please briefly describe any steps you take to determine whether your suppliers are in compliance with applicable regulatory requirements.
Activities taken by existing NorthView's stockholders to increase the likelihood . . ., page 69

10. We acknowledge your revised disclosure in response to prior comment 15, which we reissue in part. Please provide your analysis on how such purchases by the Sponsor,
         NorthView   s officers and directors, advisors or any of their
respective affiliates and/or
         their respective affiliates comply with Rule 14e-5. To the extent that you are relying on
         Tender Offer Compliance and Disclosure Interpretation 166.01 (March 22, 2022),
         available on our public website, please provide an analysis regarding how it applies to your circumstances. Revise your disclosure as appropriate for consistency.
There is a risk that the new 1% U.S. federal excise tax may be imposed . . ., page 72

11. Describe, if applicable, the risk that if existing SPAC investors elect to redeem their shares such that their redemptions would subject the SPAC to the stock buyback excise tax, the remaining shareholders that did not elect to redeem may economically bear the
 Jack Stover
FirstName
NorthViewLastNameJack     Stover
            Acquisition Corporation
Comapany
May        NameNorthView Acquisition Corporation
     31, 2023
May 31,
Page 4 2023 Page 4
FirstName LastName
         impact of the excise tax.
Upon the completion of the Business Combination, the Profusa Stockholders . . .., page 79

12. Please update the ownership percentages referenced in this risk factor for consistency with your disclosure throughout the filing.
The Merger Agreement, page 91

13.      We note your disclosure in the last sentence of the first paragraph
that    you should not
         rely on the representations and warranties as current characterizations of factual information about NorthView or Profusa, because they were made as of specific dates, may be intended merely as a risk allocation mechanism between NorthView, Merger Sub
         and Profusa, and are modified by the disclosure schedules.    Please
revise to remove any
         potential implication that the referenced merger agreement, or any descriptions of its terms, do not constitute public disclosure under the federal securities laws.
Related Agreements
Profusa Support Agreements, page 100

14. You disclose that within twenty-four hours following the execution of the merger agreement, certain stockholders of Profusa representing the requisite votes necessary to approve the merger agreement are expected to enter into support agreements. It also appears from your disclosure that the merger agreement was executed on November 7,
         2022. Please clarify whether the Profusa stockholders entered into the support agreements.
The Background of the Business Combination, page 101

15. Please revise your background of the business combination section to include a discussion of negotiations relating to material terms of the transaction, including the merger consideration and equity value of Profusa; the terms of the earnout provisions, including the terms of the earnout that were amended downward; the minimum net cash at closing; the financial inducements to enter lock-up agreements; and the terms of the lock-
         up agreements. In your revised disclosure, please explain the reasons for such terms, each party's position on such issues, and how you reached agreement on the final terms.
Opinion of Marshall & Stevens, page 107

16. Given that the projected revenue for Profusa's 2022 fiscal year is not consistent with the company's financial statements included in the filing, please confirm whether the projections still reflect management's views on future performance. Describe what consideration your board gave to obtaining updated projections or a lack of reliance upon the projections. As a related matter, given your disclosure that Profusa is an early-stage company, please explain how the timeframe for the projections was selected, and address the reliability of the projections and underlying assumptions related to the later years
 Jack Stover
FirstName
NorthViewLastNameJack     Stover
            Acquisition Corporation
Comapany
May        NameNorthView Acquisition Corporation
     31, 2023
May 31,
Page 5 2023 Page 5
FirstName LastName
         presented.
Material U.S. Federal Income Tax Considerations, page 128

17.      We acknowledge your revised disclosures in response to prior comment
22. We note that
         the tax opinion exhibit refers to assumptions, exceptions, limitations and qualifications set forth in the registration statement and that the registration statement also refers to the assumptions, exceptions, limitations and qualifications set forth in the tax opinion exhibit.
         Please revise to clarify the qualifications in the registration statement upon which the tax opinion relies, and to address and express a conclusion for each material federal tax consequence described in your registration statement. For additional guidance concerning assumptions and opinions subject to uncertainty, refer to Staff Legal Bulletin No. 19.
Unaudited Pro Forma Condensed Combined Balance Sheet, page 139

18. We note that adjustment (F) includes a $11,194 debit to APIC for the the reclassification
         of Profusa   s deferred offering costs to permanent equity. In light
of the fact that cash from
         the Trust Account in both the minimum and maximum redemption scenarios is less than these offering costs, please tell us what consideration was given to expensing the costs in excess of the Trust Account cash. Refer to SAB Topic 5A.
19. We note your response to comment 27. Notwithstanding the fact that the modification of the Senior Notes did not occur until September 27, 2022, the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2022 reflects the Business Combination and related transactions, contemplated by the Merger
         Agreement as if they had occurred on January 1, 2022. Given the Senior Notes are assumed to have been converted into common stock on January 1, 2022, please reassess the related interest expense that should be eliminated.
Unaudited Pro Forma Condensed Combined Statements of Operations, page 141

20. We note your response to comment 32. Based on the specific terms and conditions of the
         Milestone Earnouts and Profusa Inducement Recoupment, please provide your basis for recognizing issuances under these agreements. For example, we note the terms of the
         Milestone Earnouts discussed on page 135. It is not clear how, based on these terms, you determined it was appropriate to reflect this issuance. We also note that you are presenting the issuances for purposes of adjustment (EE) but then not for purposes of determining your net loss per share amounts on page 144. Please advise or revise as necessary.
Note 2. Net Loss per Share, page 143

21. We note that the Milestone Earnout Shares, Sponsor Inducement Recoupment Shares and
         Profusa Recoupment Shares as well as outstanding Profusa Options have been excluded from basic and dilutive earnings per share. Please disclose in tabular form the nature and number of securities that could potentially dilute earnings per share in the future.
 Jack Stover
FirstName
NorthViewLastNameJack     Stover
            Acquisition Corporation
Comapany
May        NameNorthView Acquisition Corporation
     31, 2023
May 31,
Page 6 2023 Page 6
FirstName LastName
Comparative Per Share Data, page 146

22. We note your response to comment 33. The following continues to remain unclear:

                Please explain how you determined the exchange ratio for purposes of determining the Profusa equivalent pro forma per share data amounts; and

                It is not clear what the weighted average shares outstanding amount of
              8,126,171 under the Profusa equivalent pro forma per share data represents.

         Please revise your disclosures accordingly.
Profusa's Business, page 179

23. We acknowledge your revised disclosure in response to prior comment 35, which we reissue in part. We refer to your disclosure on page 179 that such Asian investors have
         "not only been interested for several years but have invested in
Profusa   s development to
         date . . ." Please expand your disclosure to describe such investors' investments in Profusa to date.
24. We note your revised disclosure in response to prior comment 37, which we reissue in part. Please revise to balance your disclosure with equally prominent disclosure of the limitations and challenges Profusa faces in implementing its business strategy and gaining regulatory acceptance, including the implications if the company does not receive approval under the Section 510(k) regulatory pathway. We also note your disclosure that
         Profusa has not yet commercialized its Lumee Oxygen product in Europe since receiving
         its CE Mark in January 2020, that Profusa   s Lumee Oxgyen recently
completed the pilot
         phase of its clinical study, and that the company's oxygen sensor and glucose monitoring device are currently for research use only applications.
Commercial Strategy, page 193

25. We acknowledge your response to prior comment 42, which we reissue in part. Please revise your disclosure to clarify that certain of the publications in peer-reviewed journals involved Profusa service providers as co-authors.
26. We note your response to prior comment 43 that certain U.S.-based Key Opinion Leaders have received equity in Profusa as part of a stock option plan. Please include disclosure that describes the role of such key opinion leaders who provided expertise with regards to
         Lumee Oxygen and how they were compensated, including details relating to the stock option plan.
Intellectual Property, page 194

27. We acknowledge your revised disclosure on page 194 in response to prior comment 44, which we reissue in part. Please revise to identify for each material patent and pending patent, as applicable, the scope and technology of each patent or patent application, the
 Jack Stover
NorthView Acquisition Corporation
May 31, 2023
Page 7
      type of patent protection (such as composition of matter, use or process), the jurisdiction and expiration dates. In this regard, consider using tabular disclosure in addition to the narrative for ease of use.
Competition, page 195

28. We note your revised disclosure on page 195 in response to prior comment 45, which we reissue in part. You disclose that your competitors for Lumee Glucose with existing
      Continuous Glucose Monitoring technologies "target" both Type 1 and Type 2 diabetes patients, as well as prediabetics. Please revise to disclose whether any of your competitors have developed glucose monitoring devices targeting Type 1 diabetes, Type 2 diabetes and/or prediabetes, or if they are developing such devices, and where they are in the development process.
General

29. Please file the Business Combination Marketing Agreement, Binding Term Sheet for
      APAC Joint Venture, and any other relevant material contracts as exhibits to your registration statement. See Item 601(b)(10) of Regulation S-K. Alternatively, tell us why you do not believe you are required to do so.
       You may contact Nudrat Salik at 202-551-3692 or Jeanne Baker at 202-551-3691 if you
have questions regarding comments on the financial statements and related matters. Please contact Jane Park at 202-551-7439 or Katherine Bagley at 202-551-2545 with any other questions.



                                                            Sincerely,

FirstName LastNameJack Stover                               Division of
Corporation Finance
                                                            Office of
Industrial Applications and
Comapany NameNorthView Acquisition Corporation
                                                            Services
May 31, 2023 Page 7
cc:       Ralph V. De Martino, Esq.
FirstName LastName